The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated May 21, 2026

Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026 and product supplement no. 1-I dated April 17, 2026	Registration Statement Nos. 333-293684 and 333-293684-01 Dated May , 2026; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Callable Range Accrual Notes Linked to the 10-Year CMT Rate due May 28, 2031 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co. General

•	Unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. maturing May 28, 2031, subject to postponement as described below.
•	The notes are designed for investors who believe that the 10-Year CMT Rate will remain at or below 5.00% on each Accrual Determination Date.
•	The notes are designed for investors who seek periodic interest payments that will accrue (a) for the Initial Interest Periods, at a rate of 6.05% per annum and (b) for each other Interest Period, at a per annum rate equal to 6.05%, provided that the 10-Year CMT Rate on each Accrual Determination Date during such Interest Period is equal to or less than 5.00%.
•	After the Initial Interest Periods, if the 10-Year CMT Rate is greater than 5.00% for an entire Interest Period, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 1.00%. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Subject to satisfaction of the Accrual Provision, interest on the notes after the Initial Interest Periods will be calculated based on the applicable Interest Factor, which will be equal to 6.05%. In no event will the Interest Rate be greater than the Maximum Interest Rate as set forth below or less than the Minimum Interest Rate of 1.00% per annum.
•	At our option, we may call your notes prior to their scheduled Maturity Date on one of the Redemption Dates set forth below. For more information, see “Key Terms” and “Selected Risk Considerations” in this pricing supplement.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in product supplement. Please refer to “Additional Key Terms — Accrual Provision,” “Additional Key Terms — Accrual Determination Date,” “Key Terms — Redemption Feature” and “Selected Purchase Considerations — Periodic Interest Payments” in this pricing supplement for more information.
•	Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about May 26, 2026 and are expected to settle on or about May 28, 2026.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
10-Year CMT Rate:	With respect to any Accrual Determination Date, 10-Year CMT Rate, which is the yield for United States Treasury securities at “constant maturity” with a designated maturity of 10 years as set forth in H.15(519) under the caption “Treasury constant maturities,” as such yield is displayed on the Refinitiv page “FRBCMT” (or any successor page) on such Accrual Determination Date, as determined by the Calculation Agent. On the applicable Accrual Determination Date, if the 10-Year CMT Rate cannot be determined by reference to Refinitiv page “FRBCMT” (or any successor page), then the calculation agent will determine the 10-Year CMT Rate in accordance “Supplemental Terms of the Notes” below.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Redemption Feature:	On the 28th day of each February, May, August and November of each year, commencing on November 28, 2027 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes in whole but not in part at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest to but excluding the Redemption Date, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company (“DTC”) at least 5 Business Days prior to the applicable Redemption Date.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention, as applicable, described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods during the period beginning on and including the Original Issue Date of the notes and ending on but excluding November 28, 2027. The Accrual Provision will not be applicable during the Initial Interest Periods.
Initial Interest Rate	6.05% per annum
Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 28th day of each February, May, August and November of each year, commencing on August 28, 2026 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:

For each Initial Interest Period, the Initial Interest Rate. For each Interest Period (other than an Initial Interest Period), the Calculation Agent will determine the Interest Rate┼ per annum applicable to each Interest Period, calculated in thousandths of a percent, with five ten-thousandths of a percent rounded upwards, based on the following formula:

“Actual Days” means, with respect to each Interest Payment Date, the actual number of calendar days in the immediately preceding Interest Period; and

“Variable Days” means, with respect to each Interest Payment Date, the actual number of calendar days during the immediately preceding Interest Period on which the Accrual Provision is satisfied.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement, and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $20.00 per $1,000 principal amount note and in no event will these selling commissions exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today the estimated value of the notes would be approximately $966.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May     , 2026

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 17, 2026:

https://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Interest Rate (Continued):	┼The Interest Rate as described above is a rate per annum, may not equal the Interest Factor during any Interest Period and is subject to the Minimum Interest Rate and the Maximum Interest Rate. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied. See the definition for “Variable Days” and “Accrual Provision” herein, as well as the formula for Interest Rate set forth above.
Interest Factor:	With respect to each Interest Period (other than an Initial Interest Period), 6.05%. The Interest Rate is a per annum rate and may or may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied. See the definition for “Variable Days” and “Accrual Provision” herein, as well as the formula for Interest Rate set forth above.
Minimum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 1.00% per annum
Maximum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 6.05% per annum
Accrual Provision:	For each Interest Period (other than an Initial Interest Period), the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which the 10-Year CMT Rate, as determined on the Accrual Determination Date relating to such calendar day, is equal to or less than 5.00%. If the 10-Year CMT Rate, as determined on the Accrual Determination Date relating to such calendar day, is greater than 5.00%, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
Accrual Determination Date:	Each calendar day during an Interest Period (other than an Initial Interest Period) that is a U.S. Government Securities Business Day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first U.S. Government Securities Business Day that precedes such Exclusion Period. The Accrual Provision will be deemed to have not been satisfied on a calendar day if a market disruption event occurred or was continuing, as applicable, on the originally scheduled Accrual Determination Date for that calendar day.
Exclusion Period:	For each Interest Period, the period commencing on the fifth Business Day prior to but excluding each Interest Payment Date.
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Pricing Date:	May 26, 2026, subject to the Business Day Convention.
Original Issue Date (Settlement Date):	On or about May 28, 2026, subject to the Business Day Convention.
Maturity Date*:	May 28, 2031, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	46660NCB7

* Subject to postponement as described under “Description of Notes—Payment on the Notes—Payment At Maturity”.

JPMorgan Structured Investments —	PS- 1
Callable Range Accrual Notes Linked to the 10-Year CMT Rate due May 28, 2031

Supplemental Terms of the Notes

The 10-Year CMT Rate is the yield for United States Treasury securities at “constant maturity” with a designated maturity of 10 years as set forth in H.15(519) under the caption “Treasury constant maturities,” as such yield is displayed on the Refinitiv page “FRBCMT” (or any successor page) at approximately 5:00 p.m., New York City time on each Accrual Determination Date, as determined by the Calculation Agent, provided that, if no such rate appears on Refinitiv page “FRBCMT” (or any successor page) on that day at approximately 5:00 p.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for United States Treasury securities at “constant maturity”, will determine the 10-Year CMT Rate for that day in its sole discretion. The “Designated Maturity” is 10 years.

•	If the above rate is no longer displayed on the relevant page, or if not published by 5:00 p.m., New York City time, on that Accrual Determination Date, then the Reference Rate will be the Treasury constant maturities rate for the Designated Maturity or other U.S. Treasury rate for the Designated Maturity on that Accrual Determination Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on Refinitiv page “FRBCMT” and published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Accrual Determination Date that the relevant rate for United States Treasury securities at “constant maturity” has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 10-Year CMT Rate for that Accrual Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of business day, Day Count Fraction and Accrual Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for United States Treasury securities at “constant maturity”, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

“H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the Web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/H15/ or any successor site or publication. Neither JPMorgan Chase & Co. nor JPMorgan Financial makes any representation or warranty as to the accuracy or completeness of the information displayed on such Web site, and such information is not incorporated by reference herein and should not be considered a part of this pricing supplement.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the notes. JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent.

See “Selected Risk Considerations – The 10-Year CMT Rate May Be Determined By the Calculation Agent in its Sole Discretion or If it is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Interest Rate” in this pricing supplement for additional information.

JPMorgan Structured Investments —	PS- 2
Callable Range Accrual Notes Linked to the 10-Year CMT Rate due May 28, 2031

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON EARLY REDEMPTION – Regardless of the performance of the 10-Year CMT Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to redeem the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. For the Initial Interest Periods, the notes will pay interest at a fixed Interest Rate. After the Initial Interest Periods, the notes will pay at the applicable variable Interest Rate, which takes into account the Accrual Provision. The interest payments for all Interest Periods after the Initial Interest Periods will be affected by the level of the 10-Year CMT Rate as described under “Interest Rate” on the cover of this pricing supplement, but will not reflect the performance of such rate. During any Interest Period other than the Initial Interest Periods, in no event will the Interest Rate during any Interest Period be greater than the Maximum Interest Rate of 6.05% per annum or less than the Minimum Interest Rate of 1.00% per annum. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL EARLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on each of the Redemption Dates set forth above, commencing on November 28, 2027, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisors with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Non-U.S. Holders should also note that a withholding tax of 30% could be imposed on payments made on the notes to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final pricing supplement for the notes. If the notes had been issued on May 20, 2026, and we had determined the comparable yield on that date, it would have been an annual rate of 4.52%, compounded quarterly. The actual comparable yield that we will determine for the notes may be higher or lower than 4.52%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of any payment that we will pay on the notes.

JPMorgan Structured Investments —	PS- 3
Callable Range Accrual Notes Linked to the 10-Year CMT Rate due May 28, 2031

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES AND ARE SUBJECT TO AN INTEREST ACCRUAL PROVISION; AFTER THE INITIAL INTEREST PERIODS THE INTEREST RATE ON THE NOTES IS VARIABLE AND WILL NOT EXCEED THE MAXIMUM INTEREST RATE AS SET FORTH ABOVE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — The terms of the notes differ from those of ordinary debt securities in that the rate of interest you will receive after the Initial Interest Periods is not fixed, but will vary based on the level of the 10-Year CMT Rate over the course of each Interest Period. For each Interest Period after the Initial Interest Periods, there is a Maximum Interest Rate per annum equal to the Interest Factor and a Minimum Interest Rate set forth above on the cover of this pricing supplement . This is because the variable Interest Rate on the notes, while determined by reference to the levels of the 10-Year CMT Rate as described on the cover of this pricing supplement, does not actually pay an amount based directly on such levels. Your return on the notes for any Interest Period (other than an Initial Interest Period) will not exceed the applicable Interest Factor for such Interest Period, regardless of the appreciation in the 10-Year CMT Rate, which may be significant. Moreover, each calendar day during an Interest Period (other than an Initial Interest Period) for which the 10-Year CMT Rate is greater than 5.00% (as determined based on the 10-Year CMT Rate on the applicable Accrual Determination Date) will result in a reduction of the Interest Rate per annum payable for the corresponding Interest Period. For Interest Periods other than the Initial Interest Periods, if the 10-Year CMT Rate is greater than 5.00% for an entire Interest Period, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 1.00%. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE NOTES REFERENCE THE 10-YEAR CMT RATE —After the Initial Interest Periods, if the notes do not satisfy the Accrual Provision for each calendar day in an Interest Period, the Interest Rate payable on the notes will be equal to the Minimum Interest Rate of 1.00% per annum for such Interest Period. You should carefully consider the movement, current levels and overall trend in swap rates, prior to purchasing these notes. Although the notes do not directly reference the levels of the 10-Year CMT Rate, the interest payable on your notes is contingent upon, and related to, each of these levels.
•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS IS SUBJECT TO A MAXIMUM INTEREST RATE — After the Initial Interest Periods, the rate of interest payable on the notes is variable; however, it is still subject to a Maximum Interest Rate. The Interest Rate on the notes after the Initial Interest Periods will not exceed the Maximum Interest Rate of 6.05% per annum. Although the notes are subject to an Accrual Provision, the interest payable on the notes accrues at a rate based on the applicable Interest Factor set forth above, and therefore the amount of interest payable on the notes remains subject to the Maximum Interest Rate.
•	THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR VARIABLE RATE notes ISSUED BY US — The value of the notes will depend on the Interest Rate on the notes, which after the Initial Interest Periods will be affected by the 10-Year CMT Rate. If the level of the 10-Year CMT Rate is greater than 5.00% on any Accrual Determination Date, the Interest Rate on the notes may be less than returns on similar variable rate notes issued by us that are not linked to the 10-Year CMT Rate. We have no control over any fluctuations in the 10-Year CMT Rate.
•	THE METHOD OF DETERMINING WHETHER THE ACCRUAL PROVISION HAS BEEN SATISFIED MAY NOT DIRECTLY CORRELATE TO THE ACTUAL LEVEL OF the 10-Year CMT Rate — After the Initial Interest Periods, the determination of the Interest Rate per annum payable for any Interest Period will be based on the actual number of days in that Interest Period on which the Accrual Provision is satisfied, as determined on each Accrual Determination Date. However, we will use the same level of the 10-Year CMT Rate to determine whether the Accrual Provision is satisfied for the period commencing on the fifth Business Day prior to but excluding each applicable Interest Payment Date, which period we refer to as the Exclusion Period. The level of the 10-Year CMT Rate used will be the level of the 10-Year CMT Rate on the first U.S. Government Securities Business Day immediately preceding the Exclusion Period, regardless of what the actual levels of the 10-Year CMT Rate are for the calendar days in that period or whether the Accrual Provision could have otherwise been satisfied if actually tested in the Exclusion Period. As a result, the determination as to whether the Accrual Provision has been satisfied for any Interest Period (other than an Initial Interest Period) may not directly correlate to the actual level of the 10-Year CMT Rate, which will in turn affect the Interest Rate calculation.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur or if the 10-Year CMT Rate is greater than 5.00% for an entire Interest Period. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming the notes have not been called and that short term rates rise, as described above, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If we intend to redeem your notes, we will deliver notice to DTC at least 5 Business Days prior to the applicable Redemption Date. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not

JPMorgan Structured Investments —	PS- 4
Callable Range Accrual Notes Linked to the 10-Year CMT Rate due May 28, 2031

including, the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date may be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.

•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the variable Interest Rate for all Interest Periods will be determined in part based on the Accrual Provision set forth on the cover of this pricing supplement, which is contingent upon the level of the 10-Year CMT Rate and may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors – Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co, were to enter into a resolution” in the accompanying prospectus supplement.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market

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conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, and estimated hedging costs, including, but not limited to:
•	the performance of the 10-Year CMT Rate;
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Like many long- term notes with short term call dates, secondary prices can drop sharply if the market shifts from assuming a call to assuming the note will be left outstanding indefinitely, particularly when after the call date passes, the payout shifts from fixed rate to floating.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	SECONDARY MARKET PRICES OF THE NOTES ARE SENSITIVE TO INTEREST RATES — If interest rates rise generally, the secondary market prices of the notes will be adversely impacted because of the relatively long term of the notes and the increased probability that that the Interest Rate for the notes will be less than such rates. Additionally, if the 10-Year CMT Rate increases, even if the 10-Year CMT Rate has not increased above 5.00%, the secondary market prices of the notes will also be adversely impacted because of the increased probability that the Accrual Provision may not be satisfied over the remaining term of the notes. If both interest rates and the 10-Year CMT Rate rise, the

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secondary market prices of the notes may decline more rapidly than other securities that are only linked to the 10-Year CMT Rate.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MARKET FACTORS MAY INFLUENCE WHETHER WE EXERCISE OUR RIGHT TO REDEEM THE NOTES PRIOR TO THEIR SCHEDULED MATURITY — We have the right to redeem the notes prior to the Maturity Date, in whole but not in part, on the specified Redemption Dates. It is more likely that we will redeem the notes prior to the Maturity Date if the 10-Year CMT Rate is equal to or less than 5.00% on the applicable Accrual Determination Date. If the notes are called prior to the Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes. Your ability to realize a higher than market yield on the notes is limited by our right to redeem the notes prior to their scheduled maturity, which may adversely affect the value of the notes in the secondary market, if any.
•	The INTEREST RATE will be affected by a number of factors — After the Initial Interest Periods, the Interest Rate will depend primarily on the 10-Year CMT Rate. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation; and
•	performance of capital markets.

These and other factors may have a negative effect on the performance of the 10-Year CMT Rate and on the value of the notes in the secondary market.

•	THE 10-YEAR CMT RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE - There can be no assurance that the method by which the 10-Year CMT Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the 10-Year CMT Rate and may negatively impact the interest payable on the notes.
•	The TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement, and the estimated value of the notes may be equal to the low end of the applicable range set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the low end of the range for the estimated value of the notes.
•	THE 10-YEAR CMT RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If on an Accrual Determination Date, the 10-Year CMT Rate cannot be determined by reference to applicable Refinitiv page (or any successor page) at approximately 5:00 p.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for United States Treasury securities at “constant maturity”, will determine the 10-Year CMT Rate for that Accrual Determination Date in its sole discretion.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Accrual Determination Date that the relevant rate for United States Treasury securities at “constant maturity” has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 10-Year CMT Rate for that Accrual Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of business day, Day Count Fraction and Accrual Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for United States Treasury securities at “constant maturity”, in a manner that is consistent with industry-accepted practices for that substitute or successor rate. Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Interest Rate which could adversely affect the return on and the market value of the notes.

•	TAX DISCLOSURE — The information under “Taxed as Contingent Payment Debt Instruments" in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information

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under “Taxed as Contingent Payment Debt Instruments" in a supplement to this pricing supplement on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.

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Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods after the Initial Interest Periods. The following examples assume that we have not called the notes prior to their scheduled Maturity Date and the actual number of days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The number of Variable Days in the Interest Period is 81. Therefore, the Interest Rate per annum for the Interest Period is equal to 5.445% per annum calculated as follows:

6.05% × (81/90) = 5.445% per annum

Example 2: The number of Variable Days in the Interest Period is 90. Therefore, the Interest Rate per annum for the Interest Period is equal to the Maximum Interest Rate of 6.05% per annum, calculated as follows:

6.05% × (90/90) = 6.05% per annum

Example 3: For an Interest Period the Accrual Provision is not met on any calendar day during the Interest Period, and therefore, the number of Variable Days is 0. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate per annum for the Interest Period will be equal to the Minimum Interest Rate 1.00% per annum.

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Historical Information

The following graph sets forth the daily historical performance of the 10-Year CMT Rate from January 4, 2021 through May 20, 2026. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10-Year CMT Rate on May 20, 2026 was 4.57%.

The historical levels of the 10-Year CMT Rate should not be taken as an indication of future performance, and no assurance can be given as to the 10-Year CMT Rate on any Accrual Determination Date. We cannot give you assurance that the performance of the 10-Year CMT Rate will result in any positive interest payments in any Interest Period.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

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The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes, plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-37 of the accompanying product supplement are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

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